May 17, 2005


via facsimile and U.S. mail

Mr. Fred W. Brackebusch
President, Treasurer and Director
New Jersey Mining Company
88 Appleberg Road
Kellogg, Idaho


	Re:	New Jersey Mining Company
		Form 10-KSB, Filed March 30, 2005
		Form 10-QSB, Filed May 16, 2005
		File No. 0-28837

Dear Mr. Brackebusch:

      We have reviewed the above filings and have the following accounting and engineering comments. We have limited our review to the areas commented on below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB for the year ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page 24

1. We note that you present the cumulative results of operations, changes in stockholders` equity and statements of cash flows for the period from inception on July 18, 1996 to December 31, 2004 as audited. However, your auditors indicate in their report that they did not audit the portion of those cumulative totals for the period from inception on July 18, 1996 to December 31, 2002. Since there is no disclosure or labeling to suggest the information related to the period from inception on July 18, 1996 to December 31, 2002 is unaudited, it will be necessary to amend your filing to include the other auditor`s report, provided that auditor is willing to reissue the opinion, or to otherwise label such information as unaudited until you are able to make other arrangements. Please contact us, along with your independent auditors, to discuss the requested items above prior to submitting your response.

Statement of Changes in Stockholders` Equity, page 28

2. With regard to transaction reflected in the line item "Issuance of common stock for services" during the year ended December 31, 1999, tell us the reasons there was no change in the common stock amount pertaining to the 79,300 shares issued.

Statements of Cash Flows, page 30

3. Under paragraph 14 of SFAS 95 you are required to classify cash receipts and cash payments as resulting from investing, financing, or operating activities. As such, please revise your statement of cash flows to classify in the appropriate sections the amounts included in the line item "cash of acquired companies" for the period from inception on July 18, 1996, through December 31, 2004.

Exhibit 31.1

4. We note the certification you provide appears to be inconsistent with the requirements of Item 601(b)(31) of Regulation S-B. Please revise paragraph 5 of the certification to read "based on my most recent evaluation of internal control over financial reporting," if this would properly reflect the nature of the evaluation that you performed.

Engineering Comments

General

5. Insert a small-scale map showing the location, transportation corridors, and access to the properties. Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and for additional assistance, please call Filer Support at
202-942-8900.  Otherwise, provide the map to the staff for review.

6. The filing refers to mines and other mineral properties that exist in the area of the property. This may allow investors to infer that the company`s property may have commercial mineralization, because of its proximity to these mines and properties. Remove information about mines, prospects, or companies operating in or near to the property. Focus the disclosure on the company`s property.

7. To the extent that the web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, include the following language along with the following cautionary note, including the bolding and indenting:

"This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC`s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

8. Since the cutoff grade concept is important to understanding the potential of the mineral properties, disclose the "cutoff" grade or tenor used to define the reserves. In establishing this cut-off grade, disclose the operating parameters and assumptions that realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Golden Chest, page 14
Present Condition and Work Completed on the Property, page 15

9. The third paragraph of the section refers to material within a preliminary pit design constructed using a $ 500/oz. gold price. However, the spot price of gold has not reached the $500 level for a considerable amount of time and Industry Guide 7 requires that the reserves be economic and legally accessible at the time of the reserve determination. Revise this disclosure using more recent cost estimates and historical prices. The staff believes that the historic three-year average price is more appropriate.
It is the staffs` position that proven or probable "reserves" for a mineral property cannot be designated unless:

* Competent professional engineers conduct a detailed engineering and economic feasibility study, and the study demonstrates that a mineral deposit can be mined at a commercial rate and a profit made. This is the "final" or "bankable" feasibility study that is required to meet the requirements to designate reserves under Industry Guide 7.
* An appropriate historic metal price such as the historic three-year average price is used in any reserve or cash flow analysis to designate reserves.
* The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Industry Guide 7 can be reviewed on the Internet at:
www.sec.gov/divisions/corpfin /forms/industry.htm#secguide7
Silver Button Prospect, page 18

10. As a general checklist, when reporting the results of sampling and chemical analyses:
* Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally, use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over some area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure. Revise the text accordingly.

Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Regina Balderas, Staff Accountant, at (202) 942-7768 or, in her absence, Karl Hiller at (202) 942-1981 if you have questions regarding comments on the financial statements and related matters. Direct questions relating to the engineering issues to George K. Schuler, Mining Engineer, at (202) 824-5527. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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New Jersey Mining Company
May 17, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE